Mail Stop 3561

May 29, 2009

Roberta Lipson, Chief Executive Officer
Chindex International, Inc.
4340 East West Highway, Suite 1100
Bethesda, Maryland 20814

> **Re:** **Chindex International, Inc.**
> **Form 10-K for fiscal year ended March 31, 2008**
> **Filed June 16, 2009**
> **File No. 001-33524**

Dear Ms. Lipson:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on June 16, 2008

General

1. We note your responses to comments one, two, and three of our letter dated March 30, 2009. Please be advised that we must review your actual changes in an amendment before we complete our review of your filing and related documents.

Certification Pursuant to 18 U.S.C. Section 1350, Exhibit 32

2.   We note your response to comment four in our letter dated March 30, 2009, in which you proposed to re-file the certifications using the date of the original certifications of June 11, 2008. Your certifications should be dated using the then-current filing date. Please amend your filing and update management's certifications filed under exhibits 31 and 32 with current dates.

Form 10-K/A Filed on July 29, 2008

Executive Compensation, page 10

3.   We note your response to comment six of our letter dated March 30, 2009, and we reissue the comment. Please provide a more detailed analysis as to how the disclosures of your Executive Management Incentive Program's performance targets of your most recently completed fiscal year would cause you substantial competitive harm. The targets we have asked you to disclose in future filings are historical as they relate to a completed fiscal year. As such, we do not understand how historical targets can provide a competitor with an understanding of your pricing strategies or trends in time periods subsequent to the completed fiscal year. As discussed in our prior letter, please disclose in future filings the specific performance targets used to determine incentive amounts, or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If you intend to disclose specific performance targets for the next fiscal year, please provide us with your specific performance target disclosure for the next fiscal year in a draft format within the timeframe noted below. You may provide asterisks for the specific targets in your response letter to us, but the specific targets must be disclosed in your next Form 10-K or proxy if incorporated by reference. To the extent that it is appropriate to omit specific targets in the next fiscal year, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K in your response letter.

* * * * *

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Questions may be directed to Brian McAllister, the primary accounting examiner for this filing, at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Lawrence Pemble, CFO
        Fax: (301) 215-7719